Exhibit 99.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

between

Al Yousuf, LLC, as Seller,

Edisonfuture Inc., as Buyer

dated as of

November 12, 2020

TABLE OF CONTENTS

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ii

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

Membership Interest Purchase Agreement (“Agreement”), dated as of November 12, 2020, between Al Yousuf, LLC, a United Arab Emirates limited liability company (“Seller”) and Edisonfuture Inc., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding membership interests (the “Membership Interests”), in each of Phoenix Cars LLC, a Delaware limited liability company (“Cars”), and Phoenix Motorcars Leasing LLC, a California limited liability company (“Leasing,” and each of Cars and Leasing, a “Company” and collectively the “Companies”);

WHEREAS, each Company is treated as a disregarded entity for U.S. federal income tax purposes;

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Membership Interests, subject to the terms and conditions set forth herein; and

WHEREAS, a portion of the purchase price payable by Buyer to Seller shall be placed in escrow by Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined herein);

NOW, THEREFORE, , the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this ARTICLE I:

1.1         “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.2         “Agreement” is defined in the preamble.

1.3         “Allocation Schedule” is defined in Section 2.05.

1.4         “Ancillary Documents” means the Escrow Agreement, the Membership Interest Assignment, and the other agreements and documents referred to in Section 2.04(d) or Article VII.

1.5        “Applicable Wages” means such wages as defined in IRS Notice 2020-65.

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1.6         “Applicable Taxes” means such Taxes as defined in IRS Notice 2020-65.

1.7         “Audited Financial Statements” is defined in Section 3.06.

1.8         “Balance Sheet” is defined in Section 3.06.

1.9         “Balance Sheet Date” is defined in Section 3.06.

1.10       “Basket” is defined in Section 8.04(a).

1.11       “Benefit Plan” is defined in Section 3.20(a).

1.12       “Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Santa Clara CA are authorized or required by Law to be closed for business.

1.13       “Buyer” is defined in the preamble.

1.14       “Buyer Indemnitees” is defined in Section 8.02.

1.15       “Cap” is defined in Section 8.04(a).

1.16       “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

1.17       “Closing” is defined in Section 2.01.

1.18       “Closing Date” means the date hereof.

1.19       “Code” means the Internal Revenue Code of 1986.

1.20       “Company” is defined in the recitals.

1.21       “Company Intellectual Property” means all Intellectual Property that is owned by either Company.

1.22       “Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which either Company is a party, beneficiary, or otherwise bound.

1.23       “Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

1.24      “Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by either Company.

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1.25       “Contract” means any agreement, commitment, contract, deed, indenture, instrument, lease, license, mortgage, note, obligation, or undertaking, and all other legally binding arrangements, whether written or oral.

1.26       “Direct Claim” is defined in Section 8.05(c).

1.27       “Disclosure Schedule” means the Disclosure Schedule delivered by Seller concurrently with the execution and delivery of this Agreement. A numbered “Schedule” refers to a section of the Disclosure Schedule so numbered. Such Disclosure Schedule may reference documents contained in Seller’s virtual data room site, located with provider Datasite (https://americas.datasite.com/global/projects), Project Rising, subproject Cybertron, as of November 10, 2020, a copy of which will be downloaded on the Closing Date and incorporated herein (“Data Room”).

1.28       “Earn-out Shares” are described in the Equity Incentive Plan and the exhibits attached thereto.

1.29       [Intentionally omitted.]

1.30      “Encumbrance” means any adverse claim, charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt, of income or exercise of any other attribute of ownership.

1.31       “Environmental Attributes” means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of either Company as of: (i) the date of this Agreement; and (ii) future years for which allocations have been established and are in effect as of the date of this Agreement.]

1.32      “Environmental Claim” means any Proceeding, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

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1.33      “Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

1.34      “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

1.35      “Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

1.36       “Equity Incentive Plan” means Parent’s Equity Incentive Plan for Phoenix Motorcars Employees, as set forth as Exhibit A.

1.37       “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

1.38      “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with either Company as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

1.39       “Financial Statements” is defined in Section 3.06.

1.40       “GAAP” means United States generally accepted accounting principles in effect from time to time.

1.41       “Government Contracts” is defined in Section 3.09(a)(viii).

1.42       “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court, or tribunal of competent jurisdiction.

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1.43      “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

1.44       “Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

1.45       “Holdback Shares” ” is defined in Section 2.04(c).

1.46       “Indemnified Party” is defined in Section 8.05.

1.47       “Indemnifying Party” is defined in Section 8.05.

1.48       “Indemnity Claim” is defined in Section 8.05(c).

1.49       “Independent Accountant” means a PCAOB-registered independent certified public accountant, to be mutually agreed by the Parties and not otherwise affiliated with either of the Parties.

1.50       “Insurance Policies” is defined in Section 3.16.

1.51       “Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) any issued patents and patent applications (whether provisional or non-provisional), including any divisional, continuation, continuation-in-part, substitution, reissue, reexamination, extension, or restoration of any of the foregoing, or other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) any trademark, service mark, brand, certification mark, logo, trade dress, trade name, or other similar indicator of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) any copyright or work of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) telephone numbers and Internet domain names, whether or not Trademarks, all associated web addresses, URLs, websites and web pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; and (i) all other intellectual or industrial property and proprietary rights.

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1.52       “Interim Balance Sheet” is defined in Section 3.06.

1.53       “Interim Balance Sheet Date” is defined in Section 3.06.

1.54       “Interim Financial Statements” is defined in Section 3.06.

1.55       “IP Assignment” is defined in Section 3.12(c).

1.56       “IRS” means the Internal Revenue Service.

1.57       “Knowledge of Seller or Seller’s Knowledge” or any other similar knowledge qualification, including phrases referring to awareness, means the knowledge of Gillray M. Cadet, Tarek Helou, Jose Paul Plackal, William Hamada, Josh Selin, or Moses Nava, after due inquiry.

1.58       “Law” means any statute, law, ordinance, regulation, rule, code, order, including executive orders, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

1.59       “Liabilities” is defined in Section 3.07.

1.60      “Licensed Intellectual Property” means all Intellectual Property in which either Company holds any rights or interests granted by other Persons, including Seller or any of its Affiliates.

1.61       “Losses” means losses, damages, liabilities, deficiencies, Proceedings, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except to the extent actually awarded to a Governmental Authority or other third party.

1.62      “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Companies, considered together, or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Companies operate; (iii) acts of war (whether or not declared), armed hostilities, government-declared states of emergency, or terrorism; (iv) any action required or permitted by this Agreement, except pursuant to Section 3.05(c); (v) any change in applicable Laws or accounting rules, including GAAP, and Seller Reporting Requirements, as defined in Section 3.06) the pendency of which was not known on the date hereof; or (vii) the public announcement, pendency, or completion of the transactions contemplated by this Agreement; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on either Company compared to other participants in the industries in which the Company conducts its businesses.

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1.63       “Material Contract” means each Contract listed pursuant to Section 3.09(a), 3.10(b), or 3.12(b) or to which either Company and any Material Customer or Material Supplier is or has, in the last three years, been a party.

1.64       “Material Customer” is defined in Section 3.15(a).

1.65       “Material Supplier” is defined in Section 3.15(b).

1.66       “Membership Interests” is defined in the recitals.

1.67       [Intentionally omitted.]

1.68       “Membership Interest Assignment” is defined in Section 2.04(a).

1.69       “Operating Plan” means the operating plan for the Companies set forth as Section 1.69 of the Disclosure Schedule.

1.70       “Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Parent.

1.71       “Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

1.72       “Parent” means SPI Energy, Co., Ltd., a Cayman Islands company, publicly listed company on the NasdaqGS market (NasdaqGS: SPI), having its principal office at 4677 Old Ironsides Drive, Ste 190, Santa Clara, CA 95054.

1.73       “Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

1.74      “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

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1.75       “Personnel” means, with respect to any Person, any and all managers, officers, directors, employees, consultants, financial advisors, counsel, accountants, and other representatives or agents of such Person.

1.76       “Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

1.77       “Post-Closing Taxes” means Taxes of either Company for any Post-Closing Tax Period.

1.78       “PPP Loan” means a U.S. Small Business Association loan made in favor of either Company pursuant to the Paycheck Protection Program.

1.79      “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date, as determined under Section 6.04.

1.80       “Pre-Closing Taxes” means Taxes of either Company for any Pre-Closing Tax Period.

1.81       “Proceeding” means any action, cause of action, claim, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

1.82       “Purchase Price” is defined in Section 2.02.

1.83       “Purchase Price Shares” is defined in Section 2.02.

1.84       “Qualified Benefit Plan” is defined in Section 3.20(c).

1.85       “Real Property” means the real property owned, leased or subleased by either Company, together with all buildings, structures and facilities located thereon.

1.86       “Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

1.87       “Restricted Business” means the development, manufacture, assembly, or sale of any electric powered or hybrid motor vehicle.

1.88       “Restricted Period” is defined in Section 5.02(a).

1.89       “Securities Act” means the Securities Act of 1933.

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1.90       “Seller” is defined in the preamble.

1.91        “Seller Indemnitees” is defined in Section 8.03.

1.92       [Intentionally omitted.]

1.93       “Stay-bonus Shares” is defined in Section 2.02.

1.94       “Straddle Period” is defined in Section 6.04.

1.95       “Taxes” means all (a) taxes, charges, withholdings, fees, levies, imposts, duties, and governmental fees or other like assessments or charges, of any kind whatsoever, in the nature of taxes, imposed by any U.S. federal, state, local, non-U.S. or other Taxing Authority (including those related to income, net income, gross income, receipts, capital, windfall profit, severance, property (real or personal), production, sales, goods and services, use, business and occupation, license, excise, registration, franchise, employment, payroll (including social security contributions), deductions at source, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, customs, duties, estimated, transaction, title, capital, paid-up capital, profits, premium, value added, recording, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property, escheat, or similar Laws); (b) interest, penalties, fines, additions to tax, or additional amounts imposed by any Taxing Authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Return; (c) any claims or suits (including qui tam claims or suits) brought by any Person related or attributable to Taxes and any interest, penalties, fines, “additions to tax,” or additional amounts imposed that are related or attributable thereto; or (d) liability in respect of any items described in clause (a), (b), or (c) payable by reason of contract (including any Tax Sharing Agreement Tax abatement, Tax holiday, Tax exemption or similar agreement), assumption, transferee, successor, or similar liability, bulk sales or similar liability, operation of law (including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local, or non-U.S. Law)), or otherwise.

1.96       “Tax Claim” is defined in Section 6.05.

1.97       “Tax Return” means any return, declaration, form (including Form TD F 90-22.1 and FinCEN Form 114 and any predecessor or successor forms), report, claim, informational return (including all Forms 1099) or statement filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

1.98       “Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or arrangement, whether written or unwritten (including, without limitation, any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other document); provided, however, that a Tax Sharing Agreement does not include commercial Contracts entered into in the ordinary course of business (and not with an Affiliate counterparty), the primary purpose of which is not Taxes, and this Agreement.

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1.99       “Taxing Authority” means, with respect to any Tax or Tax Return, the Governmental Authority that imposes such Tax or requires a person to file such Tax Return and the agency (if any) charged with the collection of such Tax or the administration of such Tax Return, in each case, for such Governmental Authority.

1.100     “Territory” means North America.

1.101     “Third Party Claim” is defined in Section 8.05(a).

1.102     “Transaction Expenses” means all fees and expenses incurred by either Company or Seller at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the transactions contemplated hereby and thereby.

1.103     “Treasury Regulations” means the Treasury regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

1.104     “Union” is defined in Section 3.21(b).

1.105     “VWAP” means, as of a particular date, the volume-weighted average price per Ordinary Share, as reported in the consolidated reporting system, for the 20 trading days ending the day before that date.

ARTICLE II

PURCHASE AND SALE

Section 2.01        Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all right, title, and interest in and to the Membership Interests, free and clear of all adverse claims and other Encumbrances, in exchange for the consideration specified in Section 2.02. The Closing shall occur immediately after execution hereof, by electronic transmission of signatures, except where otherwise required to give legal effect to a particular Ancillary Document.

Section 2.02        Purchase Price Shares; Stay-bonus Shares.

(a)         Buyer attributes an enterprise value of $17,000,000 to the Companies and a purchase price of $11,500,000. However, for purposes of this Agreement, the “Purchase Price” shall be $10,350,000, attributable to the Seller as outlined below. In consideration for the sale to Buyer of the Membership Interests and to induce certain employees to remain in the Companies’ employment, Parent shall issue a total of 1,147,705 Ordinary Shares, of which up to 983,033 Ordinary Shares will be issued to Seller (“Seller Purchase Price Shares”) and 49,900 Ordinary Shares will be issued to Roth, pursuant to an agreement in principle comprised of Roth’s email, dated November 12, 2020 at 2:31 p.m. Eastern Time and Gillray M. Cadet’s email, dated November 11, 2020, at 21:24:02 Pacific Time (the sum of the numbers of Ordinary Shares being issued to Seller and Roth (the “Purchase Price Shares”)), and 114,770 Ordinary Shares to be issued pursuant to the Equity Incentive Plan to those employees of the Companies identified on Schedule 2.02 (the “Stay-bonus Shares”), which Schedule also specifies which percentage of the Stay-bonus Shares to which each employee is entitled.

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(b)         The Purchase Price Shares will be issued to Seller in the manner set forth below and will be “restricted securities,” as defined in Securities Act Rule 144. Subject to Section 2.02(c), the number of Purchase Price Shares to be issued shall equal $10,350,000 divided by the VWAP for the Closing Date, which has been determined to be $10.02 (the “VWAP—Closing Date”). The number of Stay-bonus Shares shall equal $1,150,000 divided by the VWAP—Closing Date.

(c)          At the Closing, Buyer shall deliver 90% of the Seller Purchase Price Shares to Seller, and up to the remaining 10% shall be issued to Seller pursuant to Section 8.06(b) (“Holdback Shares”).

(d)         The Stay-bonus Shares and the Earn-out Shares will be delivered pursuant to the Equity Incentive Plan and related Award Agreements, as set forth or described in Exhibit A.

Section 2.03         Tax Classification of Purchase Price Shares. Buyer, Seller, and each Company acknowledge and agree that, for U.S. federal, state and local income tax purposes, the issuance of Purchase Price Shares described in this Agreement shall be treated as though Buyer acquired all of the Membership Interests of each Company from the Seller for the Purchase Price. Furthermore, Buyer, Seller, and each Company acknowledge and agree that the Purchase Price Shares treated as transferred to the Sellers, as described in the immediately preceding sentence, shall be treated for U.S. federal, state, and local income tax purposes as though, immediately prior to such transfer, Buyer acquired the Purchase Price Shares from Parent (for such shares’ fair market value) with cash deemed to be contributed by Parent to Buyer in accordance with, and subject to Sections 1.1032-3(a) & (b) of the Treasury Regulations. Buyer, Seller, and each Company agree, as applicable, to file all U.S. federal, state, and local income tax returns consistently with this Section 2.03, unless such persons are required to file U.S. federal, state, and local income tax returns inconsistently with this Section 2.03, under applicable Law.

Section 2.04        Transactions to be Effected at the Closing. At the Closing.

(a)          Seller shall deliver to Buyer an assignment of the Membership Interests to Buyer, in form satisfactory to Buyer (the “Membership Interests Assignment”); duly executed by Seller; and

(b)          Buyer shall deliver the Purchase Price Shares in accordance with Section 2.02(c).

Section 2.05        Purchase Price Allocation.

(a)          The Purchase Price shall be allocated among the Companies’ assets for all purposes (including Tax and financial accounting) (the "Allocation Schedule"). A draft of the Allocation Schedule shall be prepared by Buyer and delivered to Seller within 60 days following the Closing. If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 30 days following the Closing, such dispute shall be resolved by the Independent Accountant. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule.

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(b)         Buyer and Seller shall be bound by the allocation of the Purchase Price as set forth in this Section 2.05, and shall apply such allocation for all purposes, including determining any Taxes, shall prepare and file all Tax Returns, including Form 8594, consistently with those allocations, and shall not take any position inconsistent with such allocation in any Tax Return, proceeding before any Governmental Authority, or otherwise. If any allocation hereunder is questioned, audited, or disputed by any Governmental Authority, the party receiving notice thereof shall promptly notify and consult with the other parties concerning the strategy for the resolution thereof, and shall keep the other parties apprised of the status of such question, audit or dispute and the resolution thereof.

Section 2.06        Withholding Tax. Notwithstanding anything in this Agreement to the contrary, Buyer and each Company shall be entitled to deduct, withhold, and remit (or cause to be deducted, withheld, and remitted), from any amounts payable by any of them pursuant to this Agreement (or otherwise pursuant to a related or subsidiary agreement), all Taxes related to the Purchase Price or a Pre-closing Period that Buyer or either Company may be required to deduct, withhold, and remit under any provision of Tax Law (including any provision of state, local, or non-U.S. Tax Law). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts are to be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section (including any subsection or further subdivision of the Section) of the Disclosure Schedules, Seller represents and warrants to Buyer as follows.

Section 3.01        Organization and Authority of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of its organization, as stated in the preamble, with the power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all required limited liability company action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution, and delivery by Buyer) this Agreement constitutes a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms. When each Ancillary Document to which Seller or either Company is or will be a party has been duly executed and delivered by Seller or that Company (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller or that Company, enforceable against it in accordance with its terms.

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Section 3.02        Organization, Authority and Qualification of the Companies. Each Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of its organization, as stated in the recitals, and has full limited liability company power and authority to own, operate, or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.02 of the Disclosure Schedules sets forth each jurisdiction in which each Company is licensed or qualified to do business, and that Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

Section 3.03        Capitalization.

(a)         Seller is, and since the formation of each Company has been, the sole record and beneficial owner of and has good and valid title to the Membership Interests of that Company, free and clear of all Encumbrances. The Membership Interests constitute 100% of the total issued and outstanding membership interests in the Companies. The Membership Interests have been duly authorized and are validly issued, fully-paid, and non-assessable. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Membership Interests, free and clear of all adverse claims or other Encumbrances, other than any arising through Buyer.

(b)         The Membership Interests were issued in compliance with applicable Laws. The Membership Interests were not issued in violation of the Organizational Documents of either Company or any Contract to which Seller or either Company is a party or to which its assets are subject.

(c)         There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in either Company or obligating Seller or either Company to issue or sell any membership interests (including the Membership Interests), or any other interest, in either Company. There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

(d)          Seller and each of its Affiliates has forgiven, and Seller hereby does forgive on its own behalf and on behalf of each of its Affiliates, every obligation of any kind of either Company to Seller or any Seller Affiliate, including for money lent or services provided.

Section 3.04        No Subsidiaries. Neither Company owns or has any interest in any shares or other ownership interest in any other Person.

Section 3.05        No Conflicts; Consents. The execution, delivery, and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller or either Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or either Company; (c) except as set forth in Section 3.05 of the Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which Seller or either Company is a party or by which Seller or either Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets, or business of either Company; or (d) result in the creation or imposition of any material Encumbrance on any properties or assets of either Company. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or either Company in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

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Section 3.06        Financial Statements.

(a)          Complete copies of the Companies’ audited combined financial statements, consisting of the Companies’ Combined Balance Sheets, as of December 31, 2018, 2017, and 2016, and the related Combined Statements of Operations, Changes in Member’s Deficit, and Cash Flows and Notes to Combined Financial Statements, for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the Companies’ combined balance sheet, as of December 31, 2019, and statement of operations for the year then ended; combined balance sheet, as of July 31, 2020, and statement of operations for the seven months then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”) are included as Section 3.06 of the Disclosure Schedules. The Companies’ Combined Balance Sheet as of December 31, 2019 is referred to herein as, the “Balance Sheet,” and the date thereof as, the “Balance Sheet Date,” and the Companies’ combined balance sheet, as of July 31, 2020, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b)         The Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods to which they relate, from the books and records of each Company and fairly present the Companies’ combined financial condition, as of their respective dates, and the results of the Companies’ combined operations for the periods covered. However, the Interim Financial Statements are prepared in accordance with Seller’s reporting requirements, which are intended to (i) comply with International Financial Reporting Standards and (ii) exclude overhead allocations to cost of goods sold (“Seller Reporting Requirements”). The Interim Financial Statements are prepared from the books and records of each Company and, subject to the preceding sentence, fairly present the Companies’ combined financial condition, as of their respective dates, and the results of the Companies’ combined operations for the periods covered. Each Company maintains a standard system of accounting established and administered in accordance with GAAP or Seller Reporting Requirements.

(c)          Each of the Companies,

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(i)                 makes and keep books, records, and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; and

(ii)              maintains a system of internal accounting controls sufficient to provide reasonable assurances that--

(A)                transactions are executed in accordance with management’s general or specific authorization;

(B)                transactions are recorded as necessary to (I) permit preparation of financial statements in conformity with GAAP and (II) maintain accountability for assets;

(C)                access to assets is permitted only in accordance with management’s general or specific authorization; and

(D)                the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(d)          The Companies have prepared the Operating Plan in good faith, based upon reasonable assumptions. Although the Operating Plan does not constitute representations or warranties of Company’s future performance, Seller has no reason to believe that the Operating Plan will not be achieved in all material respects.

Section 3.07        Undisclosed Liabilities. Neither Company has any liability, obligation, or commitment of any nature whatsoever, asserted or un-asserted, known or unknown, absolute or contingent, accrued or un-accrued, matured or un-matured, or otherwise (“Liabilities”), except (a) those reflected or reserved against in the Interim Balance Sheet, as of the Interim Balance Sheet Date, and (b) those incurred in the ordinary course of business, consistently with past practice, since the Interim Balance Sheet Date and are not, individually or in the aggregate, material in nature or amount.

Section 3.08        Absence of Certain Changes, Events, and Conditions. Except as provided in Schedule 3.08, which shall also sets forth which of any of the below representations or warranties is made to Seller’s Knowledge, only, since the Interim Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has been, with respect to either Company, no:

(a)          event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)          amendment of the Organizational Documents of that Company;

(c)          split, combination, or reclassification of any Membership Interest;

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(d)          issuance, sale or other disposition of, or creation of any adverse claim or other Encumbrance on, any Membership Interest, or grant of any option, warrant, or other right to purchase or obtain (including upon conversion, exchange, or exercise) any Membership Interest;

(e)          declaration or payment of any distribution on or in respect of any Membership Interest or redemption, purchase, or acquisition of any Membership Interest;

(f)           material change in any method of accounting or accounting practice of that Company, except as required by GAAP, Seller Reporting Requirements, or as disclosed in the notes to the Financial Statements;

(g)          material change in that Company’s cash management practices, its policies, practices, or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue, or acceptance of customer deposits;

(h)          entry into any Contract that would constitute a Material Contract;

(i)           incurrence, assumption or guarantee of any indebtedness for borrowed money, except unsecured current obligations and Liabilities incurred in the ordinary course of business, consistently with past practice;

(j)           transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet, other than in the ordinary course of business, or cancellation of any amount owed to that Company;

(k)          transfer or assignment of or grant of any license or sublicense under or with respect to any Company Intellectual Property or Company IP Agreement;

(l)           abandonment or lapse of or failure to maintain in full force and effect any Company IP Registration, or failure to take or maintain reasonable measures to protect the confidentiality or value of any Trade Secret included in the Company Intellectual Property;

(m)         material damage, destruction or loss (whether or not covered by insurance) to that Company’s property;

(n)          any capital investment in, or any loan to, any other Person;

(o)          acceleration, termination, material modification to, or cancellation of any Material Contract to which the Company is a party or by which it is bound;

(p)         any material capital expenditure;

(q)          imposition of any Encumbrance upon any of that Company’s properties or assets, tangible or intangible;

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(r)           (i) grant of any bonus, monetary or otherwise, or increase in any wages, salary, severance, pension, or other compensation or benefits in respect of that Company’s current or former employees, officers, managers, independent contractors, or consultants, other than as provided for in any written agreement or required by applicable Law or (ii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, manager, independent contractor or consultant;

(s)          hiring or promoting any person with or to a salary exceeding $40,000;

(t)           except as required by applicable Law, adoption, modification or termination of any: (i) employment, severance, retention, or other agreement with any current or former employee, officer, manager, independent contractor, or consultant, (ii) Benefit Plan, or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(u)          any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its members or current or former managers, officers, and employees (excluding ordinary compensation and benefits, as disclosed herein, or any IP Assignment);

(v)         entry into a new line of business or abandonment or discontinuance of existing lines of business;

(w)         adoption of any plan of merger, consolidation, reorganization, liquidation, or dissolution or filing of a petition in bankruptcy under any provision of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any such or similar Law;

(x)          purchase, lease, or other acquisition of the right to own, use, or lease any property or assets for an amount exceeding $5,000, individually (in the case of a lease, per year) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(y)          acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof;

(z)          incurrence of any liability for Taxes, other than in the ordinary course of business or contemplated by this Agreement, making or rescinding of any Tax election, change of any annual accounting period, adoption or change of any method of accounting or transfer pricing practice or policy or reversing of any accruals (except as required by a change in Law or GAAP), filing of any amended Tax Returns, entering into any Tax Sharing Agreement, Tax abatement, Tax holiday, or Tax exclusion or similar type agreement, signing or entering into any closing agreement or settlement agreement, settling or compromising any claim or assessment of Tax liability, surrender of any right to claim a refund, offset or other reduction in liability, or consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case with respect to Taxes;

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(aa)        application, finalization, cancellation, or funding (or additional funding) of, or with respect to, any PPP Loan; or

(bb)       Contract to do any of the foregoing, or any action or omission (including any such action or omission where such action or omission to act could reasonably be expected to have the effect of increasing any current or future Tax liability or decreasing any present or future Tax benefit for any Company or any of its subsidiaries or the Buyer or its Affiliates) that would result in any of the foregoing.

Section 3.09        Material Contracts.

(a)          Section 3.09 (a) (further subdivided and numbered per below) of the Disclosure Schedule lists with respect to each of the following Contracts of each Company, references to the Data Room:

(i)             each Contract of that Company involving aggregate consideration exceeding $25,000 and that, in each case, cannot be cancelled by the Company without penalty or without more than 30 days’ notice;

(ii)            each Contract that requires the Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(iii)           each Contract that requires that Company to indemnify or assume any Tax, environmental, or other Liability of any Person in amount exceeding $25,000 and all Contracts that require the Companies to so indemnify or assume Liabilities in total amount exceeding $50,000;

(iv)           each Contract that relates to the acquisition or disposition of any business, a material amount of equity or assets of any other Person, or any real property (whether directly or by merger, sale of stock, or other equity interests, sale of assets, or otherwise);

(v)            all broker, distributor, dealer, manufacturer’s or sales representative, franchise, agency, sales promotion, market research, marketing consulting, and advertising Contracts to which that Company is a party;

(vi)          each employment Contract for current employees;

(vii)          each Contract relating to indebtedness (including any guarantee or capital lease) of that Company;

(viii)        any Contract with any Governmental Authority to which that Company is a party (each, a “Government Contract”);

(ix)           any joint venture, partnership, or like Contract to which such Company is a party;

(x)            each Contract between or among that Company, on the one hand, and Seller, any Affiliate of Seller (other than either Company), or any current or past employee of that Company (other than an employment Contract or IP Assignment), on the other hand;

(xi)           any collective bargaining Contract with any Union to which that Company is or within ten years has been a party; and

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(xii)          any other Contract that is material to the Company and not otherwise disclosed pursuant to this Section 3.09(a).

(b)          Each Material Contract is the valid and legally binding obligation of the Company party thereto and, to Seller’s Knowledge, of each other party thereto, enforceable in all material respects in accordance with its terms against each other party. Neither Company nor, to Seller’s Knowledge, any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under), is anticipated to be in breach of or default under, or has provided or received any notice of any intention to terminate, any Material Contract, and there is not now, nor has there been prior to the date hereof, any disagreement or dispute arising under any Material Contract that has not been resolved to satisfaction of the Company party thereto. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer. Each Company has fully complied with all Laws applicable to its performance of any Government Contract, including Laws relating to pricing, cost accounting or allocation, or reporting thereof.

(c)          Schedule 3.09(c) sets forth a complete and accurate list of each proposed amendment to any Material Contract and each proposed Contract, arrangement, or other understanding between either Company and any Person that would be required to be disclosed as a Material Contract, if same had been executed as of the date hereof. Copies of the most recent draft of each such proposed amendment, Contract, arrangement, or other understanding and all other documents evidencing the current status of such discussion are in the Data Room as identified on, or, in absence of such documents, a summary of such status is set forth in, Schedule 3.09(c).

(d)          Neither Company is party to or otherwise bound by any Contract that limits or purports to limit the right of that Company to engage in any line of business or with any Person or in any geographic area or during any period of time. Neither Company is party to any non-binding business arrangement with any Affiliate of Company or any other Person, including with respect to the purchase, sale, lease, or exchange of Real Property or tangible or intangible personal property by or to either Company or the rendering of any services by or to either Company, except to the extent the same are in the ordinary course of and pursuant to the reasonable requirements of the Company’s business and upon fair and reasonable terms (x) no less favorable to the Company than the Company would obtain in a comparable arm’s-length transaction with an unaffiliated Person, or (y) not materially more favorable to that Company than the Company could obtain in a comparable arm’s-length transaction with an unaffiliated Person, in either case, that, if such non-binding business arrangement terminated, would cause a Material Adverse Change.

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(e)          Schedule 3.09(e) lists every model or version of every product currently or heretofore sold or leased to customers by each Company and every product currently under development, as evidenced in writing, by Company, together with any certification by any Governmental Authority or private or quasi-public standards body or other third party as to legal compliance, safety, compatibility with product standards, or like certification applicable to such product. No other such certification is required to permit either Company to develop, manufacture, assemble, or sell any product listed on Schedule 3.09(e). The manufacturing standards applied to, and testing procedures used by Company for, the products listed on Schedule 3.09(e) comply in all material respects with the specification utilized for such manufacturing or testing (unless waived) and with all applicable Laws promulgated, administered, or enforced by any Governmental Authority.

(f)           Schedule 3.09(f) (i) identifies and sets forth each express warranty applicable to Company’s products and services sold and (ii) sets forth an accurate and complete warranty claims history, and in each case, since January 1, 2016.

Section 3.10        Title to Assets.

(a)          Neither Company owns any Real Property. Each Company has a valid leasehold interest in all Real Property occupied by it and owns free of any Encumbrance or otherwise has the unrestricted right to use any personal property and other assets reflected in the Audited Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date.

(b)          Section 3.10(b) of the Disclosure Schedules lists (i) the street address of each parcel of Real Property occupied by either Company; (ii) the landlord under and date of the lease relating thereto, the rental amount currently being paid, and the expiration of the term of the lease; and (iii) the current use of that property. Seller has delivered or made available to Buyer complete and accurate copies of each such lease. Neither Company is a sub-lessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy, or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of each Company’s business do not violate in any Law, Contract, or provision thereof. To Seller’s Knowledge, there is no Proceeding pending or threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings, except as disclosed in Schedule 3.10(b).

Section 3.11        Condition and Sufficiency of Assets. The Real Property and each item of personal tangible property owned or used by each Company is structurally sound, in good operating condition and repair, and adequate for the uses to which being put, and none of the foregoing is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Real Property and tangible personal property owned or used by each Company are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and (together with the Intellectual Property referred to in Section 3.12) constitute all of the rights, property, and assets necessary to conduct the business of that Company as currently conducted. Consummation of the transactions contemplated hereby will not affect either Company’s ownership or right to use such rights, property, and assets, except as disclosed pursuant to Section 3.12.

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Section 3.12        Intellectual Property.

(a)          Section 3.12(a) of the Disclosure Schedule contains a current, accurate, and complete list, to Seller’s Knowledge of: (i) all Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; (ii) all unregistered Trademarks included in the Company Intellectual Property; (iii) all proprietary Software of each Company; (iv) a general description of all of the Companies’ Trade Secrets; and (v) all other Company Intellectual Property used or held for use in the Company’s business as currently conducted and as proposed to be conducted.

(b)          Section 3.12(b) of the Disclosure Schedule contains a current, accurate, and complete list of all Company IP Agreements, to Seller’s Knowledge, excluding any included with readily commercially available, off-the-shelf software, specifying for each the date, title, and parties thereto, and separately identifying the Company IP Agreements: (i) under which either Company is a licensor or otherwise grants to any Person any right or interest relating to any Company Intellectual Property; (ii) under which either Company is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) that otherwise relates to either Company’s ownership or use of Intellectual Property, in each case identifying the Intellectual Property covered by such Company IP Agreement. Seller has provided Buyer with a true and complete copy (or in the case of any oral agreement, an accurate and complete written description) of each Company IP Agreement. To Seller’s Knowledge, each Company IP Agreement is valid and binding on the other party thereto in accordance with its terms and is in full force and effect. Neither Company nor, to Seller’s Knowledge, any other party thereto, is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement.

(c)          Except as set forth in Section 3.12(c) of the Disclosure Schedule, each Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company Intellectual Property disclosed hereby to be owned by it and has the valid and enforceable right to use all Licensed Intellectual Property disclosed hereby to be used or held for use in or necessary for the conduct of the Company’s business as currently conducted and as proposed to be conducted, in each case, free and clear of Encumbrances. Except as set forth in Section 3.12(c) of the Disclosure Schedule, each Company has entered into binding, valid and enforceable, written Contracts (each, an “IP Assignment”) with each current, and to Seller’s Knowledge, former, employee and independent contractor who is or was involved in or has contributed to the invention, creation or development of any Intellectual Property during the course of employment or engagement with the Company all IP Assignments or other assignments or instruments necessary to establish, record, and perfect the Company’s ownership interest in the Company IP Registrations have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars.

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(d)          To Seller’s Knowledge, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, either Company’s right to own or use any Company Intellectual Property or Licensed Intellectual Property.

(e)          Except as set forth in Section 3.12(e) of the Disclosure Schedule, to Seller’s Knowledge, all of the Company Intellectual Property and Licensed Intellectual Property are valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. Each Company has taken all reasonable and necessary steps to maintain and enforce its Company Intellectual Property and Licensed Intellectual Property and to preserve the confidentiality of all of its Trade Secrets included in the Company Intellectual Property, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements. All required filings and fees related to the Company IP Registrations have been timely submitted with and paid to the relevant Governmental Authorities and authorized registrars. Seller has provided Buyer with true and complete copies of all Company IP Registrations.

(f)           To Seller’s Knowledge, except as set forth in Section 3.12(f) of the Disclosure Schedule, the conduct of each Company’s business as currently, formerly, and proposed to be conducted, including the use of the Company Intellectual Property and Licensed Intellectual Property in connection therewith, and the products, processes, and services of either Company have not infringed, misappropriated or otherwise violated, and will not infringe, misappropriate or otherwise violate, any Intellectual Property or other rights of any Person. No Person has infringed, misappropriated or otherwise violated any Company Intellectual Property or Licensed Intellectual Property.

(g)          To Seller’s Knowledge, except as set forth in Section 3.12(g) of the Disclosure Schedule, there are no Proceedings (including any opposition, cancellation, revocation, review or other proceeding), whether settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation or other violation by either Company of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability or ownership of any Company Intellectual Property or Licensed Intellectual Property or either Company’s right, title, or interest in or to use any Company Intellectual Property or Licensed Intellectual Property; or (iii) by either Company or by the owner of any Licensed Intellectual Property alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property or such Licensed Intellectual Property. Neither Seller nor either Company is aware of any facts or circumstances that could reasonably be expected to give rise to any such Proceeding. Neither Company is subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair either Company’s use of any Company Intellectual Property or Licensed Intellectual Property after the date hereof. The foregoing does not apply to any widely publicized Proceeding between third parties respecting readily commercially available, off-the-shelf software.

(h)          All Company IT Systems are in good working condition and are sufficient for the operation of each Company’s business as currently conducted and as proposed to be conducted. There has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems that has not been remedied. To Seller’s Knowledge, each Company has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

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(i)           To Seller’s Knowledge, each Company has complied with all applicable Laws and all publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of that Company’s business. Neither Company has (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Proceeding by any Governmental Authority or other Person concerning the Company’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and there are no facts or circumstances that could reasonably be expected to give rise to any such Proceeding.

Section 3.13        Inventory. All inventory of each Company, whether or not reflected in the Interim Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by that Company free and clear of all Encumbrances, and no inventory is held on a consignment basis, except from certain vendors that provide spare parts. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 3.14        Accounts Receivable. The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Companies involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, and, except as disclosed on Schedule 3.14, undisputed claims of either of the Companies, and, to Seller’s Knowledge, not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of that Company, Seller has no reason to believe that they are not collectible in full within 90 days after billing. Schedule 3.14 identifies each account receivable that has not been or Seller believes will not be collected within 90 days of invoice and any payment plan with respect thereto. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Companies, have been determined in accordance with Seller’s Reporting Requirements, consistently applied.

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Section 3.15        Customers; Suppliers; Backlog.

(a)          Section 3.15(a) of the Disclosure Schedule lists (i) each customer who, since January 1, 2018, has paid aggregate consideration to either Company for goods or services rendered in an amount exceeding $50,000 (the “Material Customer”); and (ii) the amounts billed to and paid by each Material Customer during such period. Except as set forth in Section 3.15(a) of the Disclosure Schedule, neither Company has received any notice, and has no reason to believe, that any of its Material Customers has ceased or intends to cease, after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company or would do so on account of the transactions contemplated hereby.

(b)          Section 3.15(b) of the Disclosure Schedule sets forth (i) each supplier to whom the Companies have paid consideration for goods or services rendered in an amount exceeding $5,000 during each of 2019 and 2020 (or the Companies expect to pay such amount in 2020) (the “Material Suppliers”); and (ii) the amount and types of goods or services purchased (or to be purchased) from each Material Supplier during each such period. Except as set forth in Section 3.15(b) of the Disclosure Schedules, neither Company has received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to that Company or to otherwise terminate or materially reduce its relationship with that Company or would do so on account of the transactions contemplated hereby.

(c)          Schedule 3.15(c) is a complete and accurate list, as of the date hereof, of each Company’s backlog, identifying the customer and the type of product or service to be provided by which Company, setting forth the dollar amount thereof, and contracted (or revised) delivery dates. Seller has no Knowledge of any reason that any backlog order will not be fulfilled in accordance with its terms (other than Company funding / working capital requirements).

Section 3.16        Insurance. Section 3.16 of the Disclosure Schedule sets forth an accurate and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by of for the Companies, relating to the Companies’ assets, businesses, operations, employees, officers, and managers (the “Insurance Policies”) that are not disclosed on Section 3.20(a) of the Disclosure Schedules, and true and complete copies of such Insurance Policies have been made available to Buyer. Such Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Neither Seller nor either Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies, except, with respect to each policy as to which a cancellation notice was received, coverage has been fully restored. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. None of the Insurance Policies provides for any retrospective premium adjustment or other experience-based liability on the part of either Company, except as set forth in Schedule 3.16. All Insurance Policies (a) are valid and binding in accordance with their respective terms; (b) are issued by solvent carriers; and (c) have not been subject to any lapse in coverage, except as coverage has been fully restored. There are no claims related to either Company’s business pending under any such Insurance Policies as to which coverage has been questioned, denied, or disputed or in respect of which there is an outstanding reservation of rights. Neither Company, nor to Seller’s Knowledge, Seller is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses similar to the Companies’ and are sufficient for compliance with all applicable Laws and Contracts to which each Company is a party or by which it is bound.

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Section 3.17        Legal Proceedings; Governmental Orders.

(a)          Except as set forth in Section 3.17(a) of the Disclosure Schedule, there are no Proceedings pending or, to Seller’s Knowledge, threatened (a) against or by either Company affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to that Company); or (b) against or by either Company, Seller, or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Proceeding, and the consummation of the transactions contemplated hereby will not do so.

(b)          Section 3.17(b) of the Disclosure Schedule sets forth each Governmental Order, including settlement or consent decree or like Governmental Order, entered against each Company since January 1, 2015. To Seller’s Knowledge, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting either Company or any of its properties or assets. Each Company is in compliance with each Governmental Order identified in Section 3.17(b) of the Disclosure Schedule applicable to that Company. No event has occurred or circumstances exist that may, and the consummation of the transactions contemplated hereby will not, constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

Section 3.18        Compliance With Laws; Permits.

(a)          Except as set forth in Section 3.18(a) of the Disclosure Schedule or to Seller’s Knowledge, each Company has complied, and is now complying, with all Laws applicable to it or its business, properties or assets.

(b)          Section 3.18(b) of the Disclosure Schedules lists all current Permits issued to each Company, including the respective names of the Permits and their respective dates of issuance, and expiration or references documents contained in the Data Room. The Permits so listed comprise all of the Permits required for each Company to conduct its business and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.18(b) of the Disclosure Schedules, and the consummation of the transactions contemplated hereby will not do so.

Section 3.19        Environmental Matters.

(a)          To Seller’s Knowledge, each Company is currently and has been in compliance with all Environmental Laws and has not, and the Seller has not, received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

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(b)          To Seller’s Knowledge, each Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 3.19(b) of the Disclosure Schedules) necessary for that Company’s ownership, lease, operation, or use of the assets necessary or convenient to its business, and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Seller through the Closing Date in accordance with Environmental Law, and neither Seller nor either Company is aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of either Company as currently carried out. With respect to any such Environmental Permits, except as disclosed in Section 3.19(b) of the Disclosure Schedules each Company has undertaken, all measures necessary to facilitate transferability of the same, and neither Company nor the Seller is aware of any condition, event or circumstance that might prevent or impede the transferability of the same, nor, to Seller’s Knowledge, except as disclosed in Section 3.19(b) of the Disclosure Schedule, has any of them received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

(c)          Except as disclosed in Section 3.19(c) of the Disclosure Schedule, there has been not been, since January 1, 2015, any Release of Hazardous Materials Environmental Law with respect to the business or assets of either Company or any Real Property currently or formerly owned, operated, or leased by either Company, and neither either Company nor Seller has received an Environmental Notice that any Real Property currently or formerly owned, operated, or leased in connection with the business of either Company (including soils, groundwater, surface water, buildings and other structure located on any such Real Property) has been contaminated with any Hazardous Material that could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller or either Company, except any as has been mitigated in accordance with Law.

(d)          Section 3.19(d) of the Disclosure Schedule contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by either Company.

(e)          Section 3.19(e) of the Disclosure Schedule contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by either Company or any predecessor as to which either Company or Seller may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS or SEMS) under CERCLA, or any similar state list, and neither Seller nor either Company has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or Seller.

(f)           Neither Seller nor either Company has retained or assumed, by contract or operation of Law, any liabilities or obligations of any third party under Environmental Law.

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(g)         Seller has provided or otherwise made available to Buyer and listed in Section 3.19(g) of the Disclosure Schedule: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of each Company or any currently or formerly owned, operated, or leased Real Property that either Company possesses related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(h)          Neither the Seller nor either Company is aware of or reasonably anticipates, as of the Closing Date, any condition, event or circumstance concerning the Release or regulation of Hazardous Materials that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of either Company as currently conducted or proposed to be conducted.

(i)           Each Company owns and controls all Environmental Attributes (a complete and accurate list of which is set forth in Section 3.19(i) of the Disclosure Schedules) allocated to it and has not entered into any contract or pledge to transferred, leased, licensed, guaranteed, sold, mortgaged, pledged or otherwise disposed of or encumber any Environmental Attributes or entered into any Contract to do so. Neither Seller nor either Company is aware of any condition, event or circumstance that might prevent or impede or imposes material costs associated with the transfer (if required) to Buyer of any Environmental Attributes, either before or after the Closing Date.

Section 3.20        Employee Benefit Matters.

(a)          Section 3.20(a) of the Disclosure Schedule contains an accurate and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity or other equity, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case, regardless whether reduced to writing or whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, regardless whether tax-qualified or subject to ERISA, which is, or since January 1, 2015, had been maintained, sponsored, contributed to, or required to be contributed to by Seller or either Company for the benefit of any current or former Company employee, officer, manager, retiree, independent contractor, or consultant or any spouse or dependent of such individual, and under which either Company or any of its ERISA Affiliates has any Liability, contingent or otherwise (as listed on Section 3.20(a) of the Disclosure Schedules, each, a “Benefit Plan”). The Companies have separately identified in Section 3.20(a) of the Disclosure Schedules (i) each Benefit Plan that contains a change in control provision and (ii) each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by either Company primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”)].

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(b)          With respect to each Benefit Plan, Seller has made available to Buyer current, true, and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) copies of any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, COBRA communications of a general nature, employee handbooks and any other written communications (or a description of any oral communications) of a general nature, relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification; (vi) in the case of any Benefit Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports, if any, related to any Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests, if any, performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan.

(c)          (i) Except as set forth in Section 3.20(c) of the Disclosure Schedule, each Benefit Plan and any related trust has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code, and local Laws). Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) has received (or is the subject of an outstanding request for) a favorable and current determination letter from the Internal Revenue Service with respect to the most recent five year filing cycle, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject either Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code.

(ii) Neither Company nor any ERISA Affiliate of either Company has sponsored, maintained, contributed to or been required to contribute to (i) any plan subject to the requirements of Section 412 of the Code or Section 302 of ERISA or (ii) any multiemployer plan (as defined in Section 3(37) of ERISA).

(d)          Each Benefit Plan can be amended, terminated, or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Buyer, either Company, or any of their Affiliates, other than with regard to benefits accrued under each such Benefit Plan and/or ordinary administrative expenses typically incurred in a termination event. Neither Company has any Contract or has made any representations to any employee, officer, manager, independent contractor, or consultant, regardless whether legally binding, to adopt, amend, modify, or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

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(e)               Except as set forth in Section 3.20(e) of the Disclosure Schedules, and other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan (i) provides post-termination or retiree health benefits to any individual for any reason, and (ii) neither Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree health benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree health benefits.

(f)                Except as set forth in Section 3.20(f) of the Disclosure Schedules, there is no pending or, to Seller’s Knowledge, threatened Proceeding relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the five years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(g)               Except as required by applicable Law, (i) there has been no amendment to, announcement by Seller, either, Company or any of their Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year (other than on a de minimis basis) with respect to any manager, officer, employee, independent contractor or consultant, as applicable, and (ii) none of Seller, either Company, or any of its Affiliates has any commitment or obligation or has made any representations to any manager, officer, employee, independent contractor, or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement.

(h)               Each Benefit Plan that is subject to Section 409A of the Code has been administered in good faith compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. Neither Company has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.

(i)                 Each individual who is classified as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(j)                 Except as described in Sections 2.02 or 5.07 or as set forth in Section 3.20(j) of the Disclosure Schedules, neither the execution of this Agreement nor performance of any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former manager, officer, employee, independent contractor or consultant of either Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of either Company to merge, amend or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. Seller has made available to Buyer true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions.

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Section 3.21        Employment Matters.

(a)               Section 3.21(a) of the Disclosure Schedule contains a reference to the Data Room of a list of all Persons who are employees, independent contractors, or consultants of either Company, as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) commission, bonus or other incentive-based compensation; and (vi) a description of benefits provided to each such individual. Except as set forth in Section 3.21(a) of the Disclosure Schedule, as of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of either Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the audited balance sheet contained in the Closing Working Capital Statement), and, to Seller’s Knowledge, there are no outstanding agreements, understandings or commitments of either Company with respect to any compensation, commissions, bonuses, or fees that are not disclosed in the Data Room.

(b)               Except as set forth in Section 3.21(b) of the Disclosure Schedule, neither Company is, or has been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past five years, any Union representing or purporting to represent any employee of either Company, and no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting either Company or any of its employees. Neither Company has any duty to bargain with any Union.

(c)               Except as set forth in Schedule 3.21(c), each Company is and has been in compliance with all applicable Laws pertaining to employment and employment practices, insofar as they relate to employees, volunteers, interns, consultants, and independent contractors of that Company, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. All individuals characterized and treated by either Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of each Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Each Company is in compliance with and has complied with all immigration laws, including From I-9 requirements and any applicable mandatory E-Verify obligations. Except as set forth in Schedule 3.21(c), there is, or has been in the last five year, no Proceeding against either Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including any charge, investigation, claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws or basis therefor.

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(d)          Except as set forth in Schedule 3.21(d), neither Company is, or during the past five years has been, the subject of any audit, investigation or enforcement action by any Governmental Authority in connection with any Government Contract or barred, suspended, or otherwise made ineligible from doing business with the United States government or any government contractor. Each Company is in compliance with and has complied with all immigration laws, including mandatory E-Verify obligations.

Section 3.22        Taxes. Except as set forth in Section 3.22 of the Disclosure Schedule:

(a)          All Tax Returns required to be filed on or before the Closing Date by either Company have been, or will be, timely filed. Such Tax Returns are, or will be, accurate, complete, and correct in all respects. All Taxes due and owing by that Company (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)          Each Company has withheld and paid each Tax required to have been withheld and paid to the appropriate Taxing Authority, in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party, and complied with all information reporting (including IRS Form 1099) and backup withholding provisions of applicable Law including maintenance of required records with respect thereto.

(c)          No claim has been made by any Taxing Authority or any other Person in any jurisdiction where either Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d)          There are no: (i) pending or threatened claims with respect to Taxes relating or attributable to any Company or (ii) deficiencies for any Tax, claim for additional Taxes, or other dispute or claim relating or attributable to any Tax liability of either Company claimed, issued or raised by any Taxing Authority that has not been properly reflected in the Financial Statements.

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(e)          No extensions or waivers of statutes of limitations for any period of assessment or collection of Taxes have been given, agreed to or requested with respect to any Taxes of either Company.

(f)           The amounts of the Companies’ Liabilities for unpaid Taxes for all periods ending on or before the Interim Balance Sheet Date do not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amounts of the Companies’ Liabilities for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes), as adjusted for the passage of time in accordance with the past custom and practice of the Companies (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years). Since the date of the Financial Statements, neither Company has incurred any liability for Taxes other than in the ordinary course of business.

(g)          Section 3.22(f) of the Disclosure Schedules sets forth:

(i)             the taxable years of each Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;

(ii)            those taxable years for which examinations by the Taxing Authorities have been completed; and

(iii)           those taxable years for which examinations by Taxing Authorities are being conducted.

(h)          Since its formation, each Company has been treated as a “disregarded entity,” for U.S. federal, state, and local income Tax purposes, pursuant to Treasury Reg. Section 301.7701-3.

(i)           All deficiencies asserted, or assessments made, against either Company as a result of any examinations by any Taxing Authority have been fully paid.

(j)           Neither Company is a party to any Proceeding by any Taxing Authority or any other Party which is related or attributable to Taxes. To Seller’s Knowledge there are (i) no Proceedings threatened or contemplated by any Governmental Authority or other Person against either Company or any basis therefor or (ii) deficiencies for any Tax, claim for additional Taxes, or other dispute or claim relating or attributable to any Tax liability of either Company, issued or raised by any Taxing Authority or any other Person that has not been properly reflected in the Financial Statements.

(k)          Neither of the Companies (i) is a party to, is bound by, or has any obligation under, any closing or similar agreement, Tax abatement, Tax reduction, Tax holiday or similar agreement or any other agreements with any Taxing Authority with respect to any period for which the statute of limitations has not expired or (ii) has any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such agreement.

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(l)           Seller has delivered to Buyer copies of all U.S. federal, state, local, and foreign income, franchise and similar Tax Returns of, examination and revenue agent reports, notices or proposed notices of deficiency or assessment, audit reports, information document requests, statements of deficiencies, material correspondence and other similar documentation relater or attributable to, assessed against, or agreed to by, each Company for all Tax periods beginning January or thereafter.

(m)         There are no adverse claims or other Encumbrances relating or attributable to Taxes encumbering (and no Taxing Authority has threatened to encumber) the Membership Interests or assets of either Company (other than for current Taxes not yet due and payable).

(n)          Neither Company (i) is party to, or bound by, or has any obligation under any Tax Sharing Agreement or (ii) has any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such Tax Sharing Agreement.

(o)          No power of attorney related or attributable to Taxes that currently is in effect has been granted by either Company.

(p)          No private letter ruling, technical advice memorandum, closing, or similar agreement or ruling has been requested, entered into, or issued by any Taxing Authority with respect to either Company or similar agreements or documents relating or attributable to either the Company.

(q)          Neither Company has been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes. Neither Company has Liability for Taxes of any Person (other than the itself) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by Contract (including any Tax Sharing Agreement) or otherwise.

(r)           None of the assets of either Company is (i) required to be treated as owned by another Person for income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986 or under any corresponding provision of state, local or non-U.S. Law), or otherwise, or (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code (or any corresponding provision of state, local or non-U.S. Law), or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code (or any corresponding provision of state, local or non-U.S. Law), or subject to a “TRAC lease” under Section 7701(h) of the Code (or any predecessor provision or any corresponding provision of state, local or non-U.S. Law).

(s)          Neither Company will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i)             any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws);

(ii)            use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

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(iii)           an installment sale or open transaction occurring on or prior to the Closing Date;

(iv)           a prepaid amount received or accrued on or before the Closing Date;

(v)            any closing agreement under Section 7121 of the Code, or similar provision of state, local, or non-U.S. Law executed prior to the Closing Date; or

(vi)           method of accounting that defers the recognition of income to any period ending after the Closing Date.

(t)           Neither Company owns or has any interest in any “U.S. real property interest” as defined in Section 897(c)(1) of the Code.

(u)         Neither Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 or Section 361 of the Code (or any corresponding provision of state, local or non-U.S. Law).

(v)         Neither Company is or has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any corresponding provisions of state, local or non-U.S. Law).

(w)        Neither Company is a party to any joint venture, partnership, other arrangement or contract which may reasonably be expected to be treated as a partnership for U.S. federal income Tax purposes.

(x)          Except as disclosed on Schedule 3.22(x), neither Company has engaged in a trade or business in any country other than the country in which it was established or has (or had) a permanent establishment in any country other than the country in which it is established.

(y)          Neither Company has deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any of such Companies’ employees and nether Company will defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any of such Companies’ employee up to and through and including Closing Date, notwithstanding IRS Notice 2020-65 (or any comparable regime for state or local Tax purposes).

(z)          There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of either Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (or comparable provisions of state, local or foreign Law).

(aa)        Section 3.22(aa) of the Disclosure Schedules sets forth all foreign jurisdictions in which either Company is subject to Tax, is engaged in business, or has a permanent establishment. The Company has not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. The Company has not transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

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Section 3.23        Books and Records. The minute books of each Company have been made available to Buyer, are complete and correct, and have been maintained in accordance with sound business practices. The minute books of each Company contain accurate and complete records of all meetings, and actions taken by written consent of, the members and the managers, and no meeting, or action taken by written consent, of any such members or managers has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company to which they relate.

Section 3.24        Brokers. Except for Roth Capital, no broker, finder or other investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller. A copy of any engagement agreement between Roth Capital and Seller or either Company is included in the Data Room as document 15.10.1.

Section 3.25        Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any intentionally made untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are accurate and complete as of the date hereof.

Section 4.01        Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution, and delivery by Seller), this Agreement constitutes a legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its terms. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

Section 4.02        Authorization of Plan, Shares. Parent has duly adopted the Equity Incentive Plan. The Purchase Price Shares and the Ordinary Shares issuable pursuant to the Equity Incentive Plan have been authorized and reserved for issuance. Upon issuance in accordance herewith, the Purchase Price Shares, and, upon issuance in accordance with the Equity Incentive Plan, the Ordinary Shares so issued, shall be legally and validly issued, fully paid, and nonassessable, free of any adverse claim arising through Parent or Buyer. The issuance of Ordinary Shares issuable pursuant to the Equity Incentive Plan has been registered on Securities Act Form S-8.

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Section 4.03        No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party that has not been obtained. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.04        Investment Purpose. Buyer is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Membership Interests are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 4.05        Exchange Act filings. Parent’s Annual Report on Form 20-F, for the year ended December 31, 2019, filed with the Securities and Exchange Commission, and each report filed subsequently thereto, complied in all material respects with their respective requirements and did not contain an untrue statement of any material fact required to be stated therein or omit to contain any statement necessary to make any material statement contained therein, in light of the circumstances made, not misleading.

Section 4.06        Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 4.07        Legal Proceedings. There are no Proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Proceeding.

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ARTICLE V

COVENANTS

Section 5.01        Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Personnel to hold, in confidence any and all information, whether written or oral, concerning the Companies, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates, or their respective Personnel; or (b) is lawfully acquired by Seller, any of its Affiliates, or their respective Personnel from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. If Seller or any of its Affiliates or their respective Personnel are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.02        Non-Competition; Non-Solicitation.

(a)          For three years after the Closing (“Restricted Period”), Seller shall not, and shall cause each of its Affiliates to not, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with any business relationship (whether formed prior to or after the date of this Agreement) between either Company and customers or suppliers of either Company. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group that controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)         For two years after the Closing, Seller shall not, and shall cause each of its Affiliates to not, directly or indirectly, hire or solicit any employee of either Company or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation that is not directed specifically to any such employees; provided, that nothing in this Section 5.02(b) shall prevent Seller or any of its Affiliates from hiring (i) any employee whose employment has been terminated by Buyer or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee, other than as a result of solicitation in violation of this Section 5.02.

(c)           During the Restricted Period, Seller shall not, and shall cause each of its Affiliates to not, directly or indirectly, solicit or entice, or attempt to solicit or entice, in the Territory, any clients or customers of either Company or potential clients or customers of either Company for purposes of diverting their business or services from the Company. Notwithstanding anything to the contrary, Seller is currently a customer of the Companies and nothing herein shall restrict the customer relationship that exists between Seller and the Companies.

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(d)         Seller acknowledges that a breach or threatened breach of this Section 5.02 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e)          Seller acknowledges that the restrictions contained in this Section 5.02 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.02 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.02 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.03        Books and Records.

(a)          To facilitate resolution of any claim made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of three years after the Closing, Buyer shall:

(i)            retain the books and records (including personnel files) of each Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and

(ii)           upon reasonable notice, afford the Personnel of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(b)         To facilitate the resolution of any claims made by or against or incurred by Buyer or either Company after the Closing, or for any other reasonable purpose, for a period of two years following the Closing, Seller shall:

(i)             retain the books and records (including personnel files) of Seller which relate to each Company and its operations for periods prior to the Closing; and

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(ii)            upon reasonable notice, afford the Personnel of Buyer or either Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(c)          Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.03 where such access would violate any Law.

Section 5.04        Further Investments. Buyer shall deposit to the Companies’ payroll processor, no later than 12:00 p.m. PST November 12, 2020, the amount, pursuant to the payroll details and deposit instructions, set forth on Schedule 5.04A. On the Closing Date, or as soon thereafter as signing authority over the Companies’ cash accounts has been transferred to Buyer. Buyer shall transfer to those accounts an amount equal to $1,000,000 over the amount set forth on Schedule 5.04A, pursuant to wire instructions set forth on Schedule 5.04B. The amounts referred to in the preceding sentences constitute an additional investment by Buyer. Buyer shall invest an additional $4,500,000 in the Companies, at such time as Buyer determines, in its discretion.

Section 5.05        Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 5.06        Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 5.07        Employee Matters.

(a)         Subject to the remainder of this Section 5.07(a), Buyer shall, on the Closing Date, offer continued at-will employment, to all employees of one or both of the Companies, on the same terms as they are currently employed by the Companies (or as otherwise provided in an Employment Agreement) (the “Affected Employees”). Buyer shall, under all employee benefit plans (as such term is defined under Section 3(3) of ERISA) and all other employee-related agreements, programs, plans, arrangements and policies of Buyer (the “Buyer’s Plans”), give each of the Affected Employees credit for purposes of eligibility, benefit accrual and vesting for all service with each Company (and credit for service credited by each Company), to the same extent as such service was credited for such purpose by each Company pursuant to each of the Benefit Plans, insofar as permitted under the terms of the applicable plans and applicable Law. The Buyer’s Plans (that are in existence or will be in existence no later than the Closing Date) will provide each Affected Employee (and his or her beneficiaries and dependents), immediately upon the Closing Date, with coverage and benefits that are no less generous than those provided to the Affected Employees under the Benefit Plans. Buyer shall cause the Buyer’s Plans to (i) waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements that otherwise may be applicable to the Affected Employees (and their beneficiaries and dependents) under any and all of the Buyer’s Plans that are welfare benefit plans (as such term is defined under Section 3(1) of ERISA), and (ii) provide each Affected Employee (and his or her beneficiaries and dependents) with credit for any co-payments, deductibles or other “out-of-pocket” expenses paid pursuant to each Benefit Plan during the plan year of such Benefit Plan in which the Closing Date occurs.

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(b)          Upon his receiving a required visa, moving to the United States, and becoming employed by Buyer, Buyer shall provide to the current Seller employee acting as VP of Business Development, the compensation and benefits plans, programs, and fringe benefits in amounts and value that are at least as valuable as the plans, programs, policies and benefits provided to the Affected Employees.

(c)          Seller shall deliver the Stay-bonus Shares Award Agreements, in accordance with Section 2.02(d) and Schedule 2.02, and by November 19, 2020.

ARTICLE VI

TAX MATTERS

Section 6.01        Tax Covenants.

(a)         Without the prior written consent of Buyer, Seller shall not, to the extent it may affect, or relate to, either Company, make, change or rescind any Tax election (including an election made pursuant to Section 301.7701-3 of the Treasury Regulations), change any annual accounting period, adopt or change any method of accounting or reverse of any accruals (except as required by a change in Law), amend any Tax Return or take any position on any Tax Return, sign or enter into any closing agreement or settlement agreement with respect to any, or compromise any, claim or assessment of Tax liability; surrender any right to claim a refund, offset or other reduction in liability, consent to any extension or waiver of the limitations period applicable to any claim or assessment, or otherwise take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or either Company in respect of any Post-Closing Tax Period. Seller agrees that Buyer is to have no liability for any Tax resulting from any action of Seller, either Company, its Affiliates, or any of their respective Personnel, and agrees to indemnify and hold harmless Buyer, and, after the Closing, each Company against any such Tax or reduction of any Tax asset.

(b)         All transfer, documentary, sales, use, stamp, registration, value added, real property transfer, duty, recording, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

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(c)          Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by either Company after the Closing with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 35 days prior to the due date (including extensions) of such Tax Return. If Seller objects to any item on any such Tax Return, it shall, within ten days after delivery of such Tax Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Buyer and Seller are unable to reach such agreement within ten days after receipt by Buyer of such notice, the disputed items shall be resolved by the Independent Accountant, and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller. The preparation and filing of any Company Tax Return that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Buyer.

Section 6.02        Termination of Existing Tax Sharing Agreements. Any and all existing Tax Sharing Agreements (whether written or not) binding upon either Company shall be terminated as of the Closing. After such date none, of the Companies, Seller, or any of Seller’s Affiliates or their respective Personnel shall have any further rights or liabilities thereunder.

Section 6.03        Tax Indemnification. Seller shall indemnify each Company, Buyer, and each Buyer Indemnitee and hold them harmless from and against (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.22; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this ARTICLE VI; (c) all Taxes of each Company or relating to the business of that Company for all Pre-Closing Tax Periods; (d) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which either Company (or any predecessor) is or was a member on or prior to the Closing by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; (e) (e) any and all Taxes related to the Company’s deferral of withholding and remittance of Applicable Taxes with respect to Applicable Wages pursuant to IRS Notice 2020-65 (or any comparable regime for state or local Tax purposes); (f) any and all withholding Taxes required to be deducted and withheld with respect to payments made by Buyer to Seller (or by either Company to the Seller) (or in connection with the transactions contemplated by this Agreement, including the exercise of options or payment of stock) pursuant to applicable Tax laws in connection with the transactions contemplated pursuant to this Agreement; (g) any and all amounts required to be paid by either Company pursuant to any Tax Sharing Agreement, Tax exemption, Tax holiday, Tax reduction or similar type agreement (that any Company was a party on or prior to the Closing Date); (h) any income Tax owed resulting from an increase in Taxable income (including attributable to cancellation of indebtedness income) attributable to forgiveness, cancellation or reduction of any PPP Loan or Taxes attributable to the denial of an expense or deduction pursuant to IRS Notice 2020-32 or any comparable provision of state or local Law (and any successors thereof including any Treasury Regulations or further IRS or other Taxing Authority pronouncements); (i) [Intentionally omitted]; and (j) any and all Taxes of any Person imposed on either Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing, in each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith. Seller shall reimburse Buyer for any Company Taxes that are Seller’s responsibility pursuant to this Section 6.03 within ten Business Days after notice payment of such Taxes by Buyer or either Company is given to Seller. Notwithstanding anything to the contrary set forth herein, the amount of Taxes which are indemnified pursuant to this Section 6.03 which would have been payable or paid shall be determined without taking into account any carryback of any Tax attribute (including any net operating loss carryback) arising in any Tax period ending after the Closing Date.

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Section 6.04        Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as relating to a Pre-Closing Tax Period for purposes of this Agreement shall be:

(a)          in the case of Taxes that are imposed on a periodic basis (such as such as real property Taxes or other ad valorem Taxes), the determination of the Taxes of each Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by allocating to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period in the period before and ending on the Closing Date, on the one hand, and the number of days in the Straddle Period in the period after the Closing Date, on the other hand; and

(b)         Taxes of each Company not described in Section 6.04(a) (such as (i) Taxes based on the income or receipts of either Company for a Straddle Period, (ii) Taxes imposed in connection with any sale or other transfer or assignment of property (including all sales and use Taxes) for a Straddle Period, other than Taxes described in Section 6.01(b)), and (iii) withholding and employment Taxes relating to a Straddle Period), the determination of the Taxes of either Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of either Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis,” as if the books of each Company was closed at the close of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which either Company holds a beneficial interest shall be deemed to terminate at such time).

Section 6.05        Contests. Buyer agrees to give written notice to Seller of the receipt of any written notice by either Company, Buyer, or any of Buyer’s Affiliates involving the assertion of any claim, or the commencement of any Proceeding, in respect of which an indemnity may be sought by Buyer pursuant to this ARTICLE VI (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder. Buyer shall control the contest or resolution of any Tax Claim (with Buyer deemed to receive Seller’s written consent if no response has been received within 15 days of the delivery of Buyer’s notice reflecting Buyer’s proposed course of action with respect to a Tax Claim); provided, however, that Buyer shall obtain the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and, provided further, that Seller shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Seller.

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Section 6.06        Cooperation and Exchange of Information. Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this ARTICLE VI or in connection with any audit or other proceeding in respect of Company Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Seller and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Company Tax matters for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Company Tax matters for any taxable period beginning before the Closing, Seller or Buyer (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

Section 6.07        Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this ARTICLE VI shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.08        Payments to Buyer. Any amounts payable to Buyer pursuant to this ARTICLE VI shall be satisfied: (i) from the Indemnification Escrow; and (ii) to the extent such amounts exceed the amount available to Buyer in the Indemnification Escrow, from Seller and without regard to any limitations described in Section 8.04(a).

Section 6.09        Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.22 and this ARTICLE VI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 30 days.

Section 6.10        Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE VIII may overlap with an obligation or responsibility pursuant to this ARTICLE VI, the provisions of this ARTICLE VI shall govern.

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ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01        Conditions to Buyer’s Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)          Seller shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 3.05.

(b)          Seller shall have made the deliveries referred to in Sections 2.04(a).

(c)          Each Company officer identified on Schedule 7.01(c) shall have resigned from such position.

(d)          Each Company shall have delivered to Buyer all documents necessary to change the signatories of that Company’s bank accounts as set forth on Schedule 7.01(d).

(e)          Seller and each Company shall have delivered to Buyer resolutions of their respective members or managers, as appropriate, authorizing the execution, delivery, and performance of this Agreement or each Ancillary Document to which Seller or that Company is, or is to be a party, as contemplated hereby.

(f)           Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for each Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized.

(g)          Seller shall provide upon Buyer’s request a Form W-8BEN-E.

(h)          Seller shall have delivered to Buyer a download of the Data Room, as contemplated in Section 1.27.

(i)           Seller shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.02        Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)          Buyer shall have made the deliveries referred to in Section 2.04(b).

(b)          Buyer shall have delivered to Seller resolutions of Buyer’s board of directors authorizing the execution, delivery, and performance of this Agreement or Ancillary Document to which Buyer is or is to be a party, as contemplated hereby and of Parent’s board of directors authorizing issuance of the Purchase Price Shares and adopting the Equity Incentive Plan.

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(c)          Buyer shall have delivered to Seller good standing certificates (or equivalent) of Buyer from the Delaware Secretary of State and of Parent from a similar Governmental Authority of the jurisdiction under the Laws in which Buyer is organized.

(d)          Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VIII

INDEMNIFICATION

Section 8.01        Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 3.22, which are subject to Article VI) shall survive the Closing and shall remain in full force and effect until the date that is 12 months from the Closing Date (“Survival Date”); provided, that the representations and warranties in Section 3.01, Section 3.02, Section 3.03, Section 3.24, Section 4.01, Section 4.02, and Section 4.06 shall survive indefinitely. All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in Article VI that are subject to Article VI) shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty, and such claims shall survive until finally resolved.

Section 8.02        Indemnification by Seller. Subject to the other terms and conditions of this Article VIII, Seller shall indemnify and defend each of Buyer and its Affiliates (including the Companies) and their respective Personnel (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a)          any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement (other than in respect of Section 3.22, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Article VI); or

(b)          any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Article VI).

Section 8.03        Indemnification by Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Personnel (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

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(a)          any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; or

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Article VI).

Section 8.04        Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a)          Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) insofar as the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) is less than 1% of the Purchase Price (the “Basket”) or exceeds the lesser of 10% of the Purchase Price, or, in the case of the Buyer, the amount of Holdback Shares (the “Cap”).

(b)          Buyer shall not be liable to the Seller Indemnitees for indemnification under Section 8.03(a) insofar as the aggregate amount of all Losses in respect of indemnification under Section 8.03(a) is less than the Basket or exceeds the Cap.

(c)          Notwithstanding the foregoing, the limitations set forth in Section 8.04(a) and Section 8.04(b) shall not apply to Losses based upon, arising out of, with respect to, or by reason of any inaccuracy in or breach of any representation or warranty in Section 3.01, Section 3.02, Section 3.03, Section 3.24, Section 4.01, Section 4.02, and Section 4.06.

Section 8.05        Indemnification Procedures. The party making a claim under this Article VIII is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.”

(a)          Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or Personnel of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten Business Days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of either Company, or (ii) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.05(b), the Indemnifying Party shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim, in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects to not compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

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(b)         Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim, and the Indemnifying Party desires to accept such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten Business Days after its receipt of such notice, the Indemnifying Party may continue to contest or defend such Third Party Claim, and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to the firm offer and also fails to assume defense of the Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in the firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

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(c)          Direct Claims. Any Proceeding by an Indemnified Party on account of a Loss that does not result from a Third Party Claim (a “Direct Claim;” Third-Party Claims and Direct Claims to be referred to herein as “Indemnity Claims”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the Indemnified Party becomes aware of the Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof, and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 calendar days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the relevant Company’s premises and Personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)          Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Company Taxes (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.22 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article VI) shall be governed exclusively by Article VI hereof.

Section 8.06        Payments; Holdback Shares.

(a)          Subject to Section 8.06(b), once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VIII, the Indemnifying Party shall satisfy its obligations within five Business Days thereof, by wire transfer of immediately available funds.

(b)          On each date before the Survival Date that Buyer and Seller resolve a Buyer Indemnity Claim, the number of Holdback Shares shall be reduced by a number of Ordinary Shares determined as the quotient obtained by dividing the amount of the agreed-upon Loss by the VWAP for such date. Promptly after the Survival Date, Buyer shall instruct its transfer agent to issue to Seller a number of Ordinary Shares equal to (x) the excess of the number of remaining Holdback Shares over (y) the quotient obtained by dividing Buyer’s and Seller’s mutually agreed reasonable estimate of the dollar amount of unresolved Indemnity Claims, if any, as of the Survival Date (“Survival Date Claims”) by the Survival Date VWAP. Upon resolution of each Survival Date Claim, if any, after reduction of the number of remaining Holdback Shares by a number of Ordinary Shares having a value equal to the agreed-upon Loss, determined using the VWAP for the resolution date, Buyer shall instruct the transfer agent to issue to Seller any additional amount of Holdback Shares exceeding the number of Ordinary Shares determined, as of the resolution date, in accordance with the preceding sentence (substituting the resolution date for the Survival Date), with respect to any remaining Survival Date Claims. With respect to Buyer Indemnity Claims that Buyer and Seller cannot resolve, the number of Holdback Shares to be issued to Seller, if any, shall be determined, in accordance with the foregoing, pursuant to a non-appealable, final court order as of the date of such order. Notwithstanding Section 8.06(a), Buyer’s sole remedy for breaches of Seller’s representations or warranties that are subject to the Cap is limited to this Section 8.06(b).

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Section 8.07        Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08        Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Personnel) or by reason of the fact that the Indemnified Party or any of its Personnel knew or should have known that any such representation or warranty is, was, or might be inaccurate.

Section 8.09        Exclusive Remedies. Subject to Section 5.02 and Section 9.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto, either Company, or its Personnel in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Article VI and this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement that it may have against the other parties hereto and their Affiliates and each of their respective Personnel arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VI and this Article VIII or with respect to claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto, either Company, or its Personnel, in connection with the transactions contemplated by this Agreement. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraudulent, criminal, or intentional misconduct.

ARTICLE IX

MISCELLANEOUS

Section 9.01        Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

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Section 9.02        Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by an internationally recognized overnight courier (receipt requested); or (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Business days are Monday through Friday in the U.S. and Sunday through Thursday in the UAE. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Seller:	Al Yousuf LLC Al Yousuf Head Office 1st Floor Sheikh Zayed Road PO Box 25 Dubai, United Arab Emirates Facsimile: : +971 43468760 Email: Attention: CFO
with a copy to:	Email: SKrishna@alyousuf.com Attention: Krishna Subramanian
If to Buyer:	Edisonfuture Inc. 4677 Old Ironsides Drive, Suite 190 Santa Clara CA 95054 USA Facsimile: [FAX NUMBER] Email: denton.peng@spigroups.com Attention: Denton Peng
with a copy to:	Loeb & Loeb LLP 345 Park Avenue New York NY 10154 Facsimile: 212-407-4990 Email: mnussbaum@loeb.com Attention: Mitchell Nussbaum

Section 9.03        Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; and (d) “$” or “dollar” shall refer to United States Dollars. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to a Contract or other document means that Contract or other document, including any amendment or waiver or release with respect to any provision thereof, or as supplemented or modified from time to time, insofar as not prohibited hereby; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

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Section 9.04        Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.05        Counterparts; Facsimile Signatures. This Agreement and the Ancillary Documents may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement, any Ancillary Agreement, or any amendment hereof or thereof shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of a copy hereof and original, photocopied, or electronically signed or transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

Section 9.06        Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule), the statements in the body of this Agreement will control.

Section 9.07        Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.08        No Third-party Beneficiaries. Except as provided in Section 6.03 and ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.09        Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

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Section 9.10        Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction).

(b)          ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA, IN EACH CASE LOCATED IN THE CITY OF SANTA CLARA AND COUNTY OF SANTA CLARA, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT IN ACCORDANCE WITH THE NOTICES PROVISIONS HEREOF SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE ASSIGNMENT, THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ASSIGNMENT, THE OTHER ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

Section 9.11        Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AL YOUSUF LLC

By: /s/ Iqbal Al Yousuf

Mr. Iqbal Al Yousuf, President

EDISONFUTURE INC.

By: /s/ Xiaofeng Peng

Xiaofeng Peng, CEO

[Signature Page to Membership Interest Purchase Agreement, dated 11/12/20]

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EXHIBIT A

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

SPI ENERGY CO., LTD.

EQUITY INCENTIVE PLAN

FOR

PHOENIX MOTORCARS EMPLOYEES

1.                  Purpose. The purpose of the SPI Energy Co., Ltd. (“Company”) Equity Incentive Plan for Phoenix Motorcars Employees (the “Plan”) is to provide material inducement to the employees of Phoenix Cars LLC, a Delaware limited liability company (“Cars”), and Phoenix Motorcars Leasing LLC, a California limited liability company (“Leasing,” and, with Cars, the “LLCs”), which, as of November 12, 2020, the effective date hereof (“Effective Date”), have been acquired by Edisonfuture Inc., a Delaware corporation wholly owned by Company (“EFI”), to remain in the employment of the LLC’s respectively employing them on and after the Effective Date, by offering these employees (the “Participants”) the opportunity to participate in the Company’s future performance. Capitalized terms not otherwise defined herein shall have the respective meanings given them in the Membership Interest Purchase Agreement, dated the Effective Date, between Al Yousuf, LLC, as Seller, and EFI, as Buyer (“MIPA”).

2.                  Effectiveness. The Plan has been adopted by Company’s Board of Directors (“Board”) and became effective automatically on the Effective Date.

3.                  Stay-bonus awards. On the date that is six months after the Effective Date, Company will issue to each Participant, pursuant to a Stock Award Agreement in the form as set forth hereto on Exhibit I attached hereto, the number of Ordinary Shares that equals the product of the percentage (“Stay-bonus Percentage”) set forth with respect to that Participant in MIPA Schedule 2.02 and the number of Stay-Bonus Shares.

4.                  Earn-out awards. Company will issue Ordinary Shares as Earn-out Shares, pursuant to amendments hereof or Earn-out Award Agreements the principal terms of which are set forth on Exhibit II attached hereto, to be negotiated in good faith between Company and holders of a majority of the Plan Percentages.

5.                  Taxation of amounts received under the Plan. The federal income tax implications of amounts received by Participants under the Plan are set forth on Exhibit III attached hereto.

6.                  Miscellaneous.

(a)               Nothing contained in the this Plan confers upon any Participant any right with respect to continuation of employment with Company or any Company Affiliate, including either LLC, or interferes in any way with any right of the Company or any Affiliate, including either LLC, to terminate the employment of any Participant at any time.

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(b)               No fractional Ordinary Shares shall be delivered to any Participant pursuant to this Plan; however, cash in lieu of any such fractional Ordinary Shares shall be paid.

(c)               Company shall have the right to deduct in cash in connection with any award any taxes required by law to be withheld and to require any payment required to enable it to satisfy its withholding obligations. No Ordinary Shares shall be issued to a Participant unless and until arrangements satisfactory to Company have been made to satisfy any tax withholding obligation applicable with respect to the award. Notwithstanding the foregoing, Company will retain or permit any Participant to elect to tender Ordinary Shares (including Ordinary Shares issuable hereunder) to satisfy, in whole or in part, any amount so required to be withheld.

(d)               Notwithstanding any other provision of this Plan, no Ordinary Shares shall be issued that would cause the award thereof to constitute non-qualified “deferred compensation” under Section 409A of the Code unless the award is structured to be exempt from or comply with all requirements of Code Section 409A. This Plan and each Award Agreement are intended to comply with the requirements of Section 409A of the Code (or to be exempt therefrom) and shall be so interpreted, and no Ordinary Shares shall be issued hereunder, unless and until that award complies with all requirements of Code Section 409A. Company intends that this Plan, all Award Agreements, and all other Company plans and programs be interpreted to comply in all respects with Code Section 409A; however, none of Company, any Company Affiliate, including either LLC, or any director, officer, manager, employee, legal counsel, accountant, or any other agent of or adviser to any of them shall have any liability to any Participant or person claiming through the Participant if any tax, penalty, or excise tax ultimately is determined to be applicable to any award hereunder or under any other Company plan or program, other than for such person’s gross negligence or willful misconduct.

(e)               This Plan may be amended only by written consent of Company and (i) with respect to the Stay-bonus awards Participants holding a majority of Stay-bonus Percentages; (ii) with respect to each of the two Earn-out Awards, by Participants entitled to receive a majority of that Earn-out Award, as Buyer designates; and (iii) any Participant that is disproportionately materially and adversely affected by the amendment (other than the designations referred to in clause (ii)).

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EXHIBIT I

THE FOLLOWING IS THE MASTER FORM OF STOCK AWARD AGREEMENT AND THE NAMES, ADDRESSES AND NUMBER OF ORDINARY SHARES TO BE GRANTED TO EACH SUCH PERSON ARE SET FORTH IN THE ATTACHED DOCUMENT

STOCK AWARD AGREEMENT

THIS AGREEMENT (the “Agreement”) entered into as of the “Award Date” (which is the date of the closing of the transactions contemplated under the MIPA (as defined below)), by and between Edisonfuture Inc., a Delaware corporation (hereinafter referred to as the “Corporation”), and [NAME], an individual whose principal place of residence is located at [ADDRESS] (hereinafter referred to as the “Grantee”).

W I T N E S S E T H:

WHEREAS, the Corporation and Al Yousuf, LLC, a United Arab Emirates limited liability company (the “Seller”), have entered into a Membership Interest Purchase Agreement, dated as of November 12, 2020 (the “MIPA”), pursuant to which the Seller will sell to the Corporation certain entities wholly owned by the Seller (such entities wholly owned by the Seller hereinafter being referred to collectively as the “Companies”); and

WHEREAS, pursuant to Section 4.02 of the MIPA, the Parent has adopted the Equity Incentive Plan and agreed to deliver to the Grantee a certain number of Ordinary Shares of SPI Energy, Co., Ltd., a Cayman Islands company, on the “Distribution Date” which is the date occurring six months after the Award Date; and

WHEREAS, the Grantee has agreed to the terms and conditions stated herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.                  Definitions. Unless otherwise defined herein, all capitalized terms used in this Agreement shall have the same definitions as set forth in the MIPA.

2.        Grant of Award. The Parent hereby grants to the Grantee as a separate incentive in connection with his or her past performance of services for the Seller and/or one or both of the Companies, and as a non-forfeitable inducement to continue in such employment and not in lieu of any salary or other compensation for services he may perform for the Corporation , an award of [NUMBER] of Ordinary Shares, subject to all of the terms and conditions in this Agreement and the Equity Incentive Plan. The full number of Ordinary Shares set forth in the immediately preceding sentence (i) will be delivered to the Grantee on the Distribution Date and (ii) shall be validly issued, fully paid, non-assessable, free and clear of all restrictions, adverse claims and other Encumbrances and registered on Securities Act Form S-8.

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3.        Withholding of Taxes. Notwithstanding anything in this Agreement to the contrary, no Ordinary Shares may be delivered to the Grantee on the Distribution Date unless and until the Grantee shall have delivered to Parent or the Corporation the minimum statutorily required amount of any federal, state or local income or other taxes which Parent or the Corporation may be required by law to withhold with respect to the delivery to the Grantee of such Ordinary Shares (such amount of taxes hereinafter being referred to as the “Tax Withholding Amount”). However, the Grantee may elect to satisfy any such income tax withholding requirement by having Parent or the Corporation withhold the number of Ordinary Shares otherwise deliverable to the Grantee pursuant to this Agreement which have an aggregate value (determined as of the Distribution Date) equal to the Tax Withholding Amount.

4.        After the Death of the Grantee. Any delivery of Ordinary Shares to be made to the Grantee under this Agreement shall, if the Grantee is then deceased, be made to the Grantee’s estate.

5.        Reservation of Shares of Stock. Parent shall at all times during the term of this Agreement reserve and keep available such number of Ordinary Shares as will be sufficient to satisfy the requirements of this Agreement. The Ordinary Shares deliverable to the Grantee may be either previously authorized but unissued Ordinary Shares or issued Ordinary Shares which have been reacquired by Parent.

6.        No Rights of Equity Holder or Employment. Neither the Grantee nor any person claiming under or through the Grantee shall be, or have any of the rights or privileges of, an equity holder of Parent in respect of any Ordinary Shares deliverable on a deferred basis hereunder unless and until such Ordinary Shares shall have been issued, recorded on the records of the Corporation or its transfer agents or registrars, and delivered to the Grantee. Nothing herein entitles the Grantee to continued employment with either of the Companies, Parent, or any Parent Affiliate, it being acknowledged that, unless otherwise provided in an employment agreement, the Grantee’s employment is at will.

7.       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective heirs, legal representatives, successors and assigns of the parties hereto.

8.       Entire Agreement. The terms of this Agreement and the Equity Incentive Plan supersede all prior agreements, written or oral, between the Grantee, Parent, and the Corporation relating to the matters set forth under this Agreement. The terms of this Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Grantee and an authorized officer of Parent or the Corporation.

9.       Severability. In the event that any one or more provisions of this Agreement shall be deemed to be illegal or unenforceable, such illegality or unenforceability shall not affect the validity and enforceability of the remaining legal and enforceable provisions hereof, which shall be construed as if such illegal or unenforceable provision or provisions had not been inserted.

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10.       Survival. All obligations of the parties to this Agreement to be performed hereunder after the date of the termination of this Agreement shall survive on and after such date until fully performed.

11.       Agreement to Arbitrate.

(a)       Any dispute or controversy arising out of or relating to any interpretation, construction, performance, termination or breach of this Agreement, will be settled by final binding arbitration by a single arbitrator to be held in Santa Clara, California, in accordance with the American Arbitration Association national rules for resolution of employment disputes then in effect, except as provided herein. The arbitrator selected shall have the authority to grant any party all remedies otherwise available by law, including injunctions, but shall not have the power to grant any remedy that would not be available in a state or federal court in California. The arbitrator shall be bound by and shall strictly enforce the terms of this Section 11 and may not limit, expand or otherwise modify its terms. The arbitrator shall make a good faith effort to apply the substantive law (and the law of remedies, if applicable) of the state of California, or federal law, or both, as applicable, without reference to its conflicts of law provisions, but an arbitration decision shall not be subject to review because of errors of law. The arbitrator is without jurisdiction to apply any different substantive law. The arbitrator shall have the authority to hear and rule on dispositive motions (such as motions for summary adjudication or summary judgment). The arbitrator shall have the powers granted by California law and the rules of the American Arbitration Association which conducts the arbitration, except as modified or limited herein.

(b)       Notwithstanding anything to the contrary in the rules of the American Arbitration Association, the arbitration shall provide (i) for written discovery and depositions as provided under California law, and (ii) for a written decision by the arbitrator that includes the essential findings and conclusions upon which the decision is based which shall be issued no later than thirty (30) days after a dispositive motion is heard and/or an arbitration hearing has completed. The Corporation shall pay all fees and administrative costs charged by the arbitrator and American Arbitration Association.

(c)       The Grantee and the Corporation shall have the same amount of time to file any claim against any other party as such party would have if such a claim had been filed in state or federal court. In conducting the arbitration, the arbitrator shall follow the rules of evidence of the State of California (including but not limited to all applicable privileges), and the award of the arbitrator must follow California and/or federal law, as applicable.

(d)       The arbitrator shall be selected by the mutual agreement of the parties hereto. If such parties cannot agree on an arbitrator, the parties shall alternately strike names from a list provided by the American Arbitration Association until only one name remains.

(e)       The decision of the arbitrator will be final, conclusive, and binding on the parties to the arbitration. The prevailing party in the arbitration, as determined by the arbitrator, shall be entitled to recover his or its reasonable attorneys; fees and costs, including the costs or fees charged by the arbitrator and the American Arbitration Association to the extent allowed by law. Judgment may be entered on the arbitrator's decision in any court having jurisdiction.

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(f)       Neither the Grantee nor anyone on his behalf may bring any class-action arbitration, in any court, or otherwise.

12.       Notices. All notices, requests, demands or other communications from one party hereunder to the other relating to this Agreement shall be deemed to have been given if delivered in writing personally (with written confirmation of receipt) or by properly formatted and addressed (i) facsimile or electronic mail (“E-Mail”) (with confirmation of transmission), (ii) certified or registered mail (return receipt requested) or (iii) recognized overnight courier or express mail to each party at the address set forth below, or at such other address as each party may designate in writing to the other:

If to the Corporation:

Edisonfuture Inc.

c/o SPI Energy Co., Inc.

4677 Old Ironsides Drive, Suite 190

Santa Clara CA 95054

USA

Facsimile: [FAX NUMBER]

Email: denton.peng@spigroups.com

Attention: Denton Peng

With a copy to:

Loeb & Loeb LLP

345 Park Avenue

New York NY 10154

Facsimile: 212-407-4990

Email: mnussbaum@loeb.com

Attention: Mitchell S. Nussbaum

If to the Grantee:

[CONTACT INFORMATION]

With a copy to:

[CONTACT INFORMATION]

Any notice delivered personally shall be deemed given immediately upon delivery and any notice posted (i) by facsimile or E-Mail shall be deemed given 12 hours after transmission, (ii) by overnight courier or express mail shall be deemed given on the business day next following the day of posting and (iii) by certified or registered mail shall be deemed given on the third business day following the date of posting.

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13.       Section 409A of the Internal Revenue Code.

(a)       This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Deferrals of compensation subject to the restrictions set forth under Code Section 409A and the regulations promulgated thereunder (hereinafter, “Non-Qualified Deferred Compensation”) may only be made under this Agreement to the Grantee upon an event and in a manner permitted by Code Section 409A.

(b)       To the extent required by Code Section 409A, and notwithstanding any other provision of this Agreement to the contrary, no payment of Non-Qualified Deferred Compensation will be provided to, or with respect to, the Grantee on account of his separation from service until the first to occur of (i) the date of the Grantee’s death or (ii) the date which is one day after the six-month anniversary of his separation from service, but, in either case, only if he is a “specified employee” (as defined under Code Section 409A(a)(2)(B)(i) of the Code and the regulations promulgated thereunder) in the year of his separation from service. Any payment that is delayed pursuant to the provisions of the immediately preceding sentence shall instead be paid in a lump sum within ten business days following the first to occur of the two dates specified in such immediately preceding sentence.

(c)       The Corporation shall be liable to the Grantee for all additional taxes, penalties and interest imposed on the Grantee under Code Section 409A due to the Corporation’s gross negligence or willful misconduct.

14.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in either Tagged Image Format Files (“TIFF”) or Portable Document Format (“PDF”) shall be treated as originals, fully binding and with full legal force and effect, and the parties waive any rights they may have to object to such treatment. Any party delivering an executed counterpart of this Agreement by facsimile, TIFF or PDF also shall deliver a manually executed counterpart of this Agreement but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

15.       No Unannounced Modifications to Signature Documents. By signing and delivering this Agreement and/or any schedule, exhibit, amendment, or addendum thereto, each party will be deemed to represent to the other that the signing party has not made any changes to such document from the draft(s) originally provided to the other party by the signing party, or vice versa, unless the signing party has expressly called such changes to the other party’s attention in writing (e.g., by “redlining” the document or by a comment memo or email).

16.       Certain Rules of Construction.

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(a)       The headings and subheadings set forth in this Agreement are inserted for the convenience of reference only and are to be ignored in any construction of the terms set forth herein.

(b)       Wherever applicable, the neuter, feminine or masculine pronoun as used herein shall also include the masculine or feminine, as the case may be. Furthermore, where appropriate, the singular shall refer to the plural and vice versa.

(c)       The words “hereof,” “herein,” “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection, Section, Schedule, Appendix or Exhibit references are to this Agreement unless otherwise specified.

(d)       The term “including” is not limiting and means “including without limitation.”

(e)       References in this Agreement to any statute or statutory provisions include a reference to such statute or statutory provisions as from time to time amended, modified, reenacted, extended, consolidated or replaced (whether before or after the date of this Agreement) and to any subordinate legislation made from time to time under such statute or statutory provision.

(f)       References to this Agreement or to any other document include a reference to this Agreement or to such other document as varied, amended, modified, novated or supplemented from time to time.

(g)       References to “writing” or “written” include any non-transient means of representing or copying words legibly, including by facsimile or electronic mail.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Award Date.

SPI ENERGY CO., LTD.

By: ________________________

Name:

Title:

___________________________

[TYPED NAME OF GRANTEE]

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EXHIBIT II

Equity Incentive Plan Term Sheet for Earn-out Payments

ITEM	TERMS
The persons who will participate in the earn-out.	Members of Company’s Management Team
Aggregate Amount and Financial Target Provisions of the 2021 Earn-out.

An aggregate amount of US $5,500,000 will be earned and due if, during calendar year 2021, Company (i) recognizes revenue of at least US $25,800,000 and sells 131 electric vehicles. If each of these financial targets are met or exceeded, the amount of the earn-out payment described above will be increased by multiplying such amount by one (1) plus the smaller of the percentage amounts by which the financial targets are exceeded. If either of these financial targets is not met, the amount of the earn-out payment described above will be decreased by dividing such amount by one (1) plus the greater of the percentage amounts by which the financial targets are not met. No 2021 earn-out will be paid to any member of the Management Team if either target is missed by 50% or more or if Phoenix’s net loss for 2021 is greater than US $1,000,000.

Aggregate Amount and Financial Target Provisions of Earn-out #2.

An additional US $5,000,000 will be earned and due upon (i) the successful start of commercial deliveries under “Project X” the details of which have been disclosed to the Buyer prior to the closing of the transactions contemplated under the MIPA or (ii) upon securing another Fortune 1000 customer and/or large fleet customer with potential EV deployments of 200 or more units which places a commercial order with “Target Company,” the identity of which also has been, or will be, disclosed to the Buyer prior to the closing of the transactions contemplated under the MIPA.

Medium of payment.	Payments of the 2021 Earn-out and Earn-out #2 shall be made the number of Ordinary Shares of the Parent using the VWAP as of the date of payment.
Allocation of the earn-out payments to members of the Management Team.	At the sole discretion of the Buyer. However, at least 25% of Earn-out #2 will be allocated to one or more members of the Company’s sales team.

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Determination of attainment of targets.

The determination of whether or not the financial / business targets necessary for the 2021 Earn-out and/or Earn-out #2 to be due and payable shall be made in good faith by the Buyer’s auditors utilizing Generally Accepted Accounting Principles, where applicable.

Dates on which the earn-out payments will be made.

2021 Earn-out: On the earlier of (i) 30 days after the Buyer’s auditors make the determination described above or (ii) April 15, 2022.

Earn-out #2: 50% of Earn-out #2 will be paid within 30 days of receipt of the first commercial order and the balance of such amount will be paid within 30 days of delivery of the first commercial order.

Buyer’s good faith

The Buyer will act in good faith in assisting the Management Team to attain the targets set forth above and will not engage in any act or omission that will unreasonably adversely affect the attainment of such targets.

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EXHIBIT III

Taxation of Amounts Paid under the Equity Incentive Plan.

Amounts paid pursuant to the Equity Incentive Plan in cash will be includible in each participant’s gross income for federal income tax purposes as ordinary income for the taxable years of the participants during which such amounts are received. The value of the amounts paid in Ordinary Shares (determined as of the date such Ordinary Shares are distributed to the participants) will be included in each participant’s gross income for federal income tax purposes as ordinary income for the taxable years of the participants during which such Ordinary Shares are received. In the event any participant sells or otherwise disposes any Ordinary Shares in a taxable transaction the participant will be subject to federal income tax equal to the excess, if any, of the proceeds from such sale over the value of such Ordinary Shares (determined as of the date such Ordinary Shares are distributed to the participant). Such amounts will be taxed at ordinary income tax rates or capital gains rates depending upon the length of time such Ordinary Shares were held by the participant. Under current federal income tax law, a participant must hold the Ordinary Shares for at least one year in order for proceeds to qualify to long-term capital gains treatment. If Ordinary Shares are not held for at least one year, the proceeds are taxed at ordinary income tax rates.

Generally, if a participant has a net capital gain, the lower tax rate may apply to the gain than the tax rate that applies to his ordinary income. The term “net capital gain” means the amount by which his “net long-term capital gain” for the year is more than his net short-term capital loss for the year. For these purposes, term “net long-term capital gain” means long-term capital gains reduced by long-term capital losses including any unused long-term capital loss carried over from previous years.

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